                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 2)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                              GRYPHON HOLDINGS INC.
                            (Name of Subject Company)

                              GRYPHON HOLDINGS INC.
                      (Name of Person(s) Filing Statement)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   400515 10 2
                      (CUSIP Number of Class of Securities)


                                Stephen A. Crane
                      Chief Executive Officer and President
                              Gryphon Holdings Inc.
                                 30 Wall Street
                          New York, New York 10005-2201
                                 (212) 825-1200

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

            Robert M. Coffee                     John T. O'Connor, Esq.
         Senior Vice President,              Milbank, Tweed, Hadley & McCloy
     General Counsel and Secretary              One Chase Manhattan Plaza
         Gryphon Holdings Inc.                New York, New York 10005-2201
             30 Wall Street                          (212) 530-5000
     New York, New York 10005-2201
             (212) 825-1200

      This Amendment No. 2 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9, dated November 3, 1998, as amended (the "Schedule 14D-9"), filed by Gryphon Holdings Inc., a Delaware corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated October 20, 1998, as amended (the "Schedule 14D-1") of Markel Corporation, a Virginia corporation ("Markel"), and its wholly-owned subsidiary, MG Acquisition Corp., a Delaware corporation ("MG" and, together with Markel, the "Bidder"), to purchase all the outstanding shares of common stock, $.01 par value, of the Company, including the associated Rights. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 2.         Tender Offer of the Bidder.

      Item 2 is hereby amended and supplemented by inserting the following at the end thereof:

      On November 17, 1998, the Offer was amended by the Bidder to increase the cash purchase price for the outstanding Shares from $18.00 to $19.00 per Share (the "Amended Offer"). The Amended Offer includes a new condition which subjects the Offer to the satisfactory completion by Markel of a due diligence review of the Company. A complete description of the Amended Offer is contained in the Bidder's amendment to the Schedule 14D-1, dated November 17, 1998.

Item 7.         Certain Negotiations and Transactions by the Subject Company.

      Item 7(a) is hereby amended and supplemented by inserting the following at the end thereof:

      On November 17, 1998, the Company entered into a letter agreement with Markel (the "Markel Confidentiality Agreement"). The Markel Confidentiality Agreement provides that Markel will complete a due diligence review of the Company as promptly as possible and the Company will provide information and cooperate with Markel to enable Markel to complete such a review. Markel further agreed to announce the Amended Offer. The special committee of the Board of Directors of the Company (the "Special Committee") agreed that upon completion of Markel's due diligence review of the Company, the Special Committee will recommend to the Board of Directors that the Board of Directors and the Company's shareholders accept the Amended Offer, subject to there being no higher offers to purchase the Company outstanding at that time. A copy of the Markel Confidentiality Agreement is filed as Exhibit 9 hereto and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the text of the Markel Confidentiality Agreement.

Item 9.         Material to be Filed as Exhibits.

      Item 9 is hereby amended and supplemented by inserting the following at the end thereof:

Exhibit 9 Letter Agreement, dated November 17, 1998, between the Company and Markel Corporation.

Exhibit 10  Press Release issued by the Company on November 17, 1998.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1998



                                    GRYPHON HOLDINGS INC.



                                    By: /s/  Stephen A. Crane
                                       ----------------------------------------
                                       Name:   Stephen A. Crane
                                       Title:  President and Chief Executive
                                               Officer